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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                        NAME OF ISSUER: HEALTHRITE, INC.

                   TITLE OF CLASS OF SECURITIES: Common Stock

                           CUSIP NUMBER: 42221F101000


            NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS:

                              Bradley T. MacDonald
                                HEALTHRITE, INC.
                              11445 Cronhill Drive
                    Owings Mills, Maryland 21117 410-581-8042


              DATE OF EVENT WHICH REQUIRES FILING: November 9, 1999


     If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following:
____________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             CUSSIP NO: 42221F101000


1.      NAME OF REPORTING PERSON:  BRADLEY T. MacDONALD

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                      (a) |_|     (b) |X|

3.      (SEC USE ONLY)

4.      SOURCE OF FUNDS:  PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6.       PURSUANT TO ITEMS 2(d) OR 2(e):  YES |_|           NO |X|

6.      CTIZENSHIP OR PLACE OF ORGANIZATON:  Delaware

7.      SOLE VOTING POWER:          504,882

8.      SHARED VOTING POWER:

9.      SOLE DISPOSITIVE POWER:     504,882

10.     SHARED DISPOSITIVE POWER.   0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   719,882

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
        YES |_|NO |X|

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      13%

14.     TYPE OF REPORTING PERSON:   IN

          Item. 1 SECURITY AND ISSUER

          The class of equity securities to which this Schedule relates is the Common Stock of HealthRite, Inc. whose principal executive offices are at 11445 Cronhill Drive, Owings Mills, MD 21117.


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          Item 2. (a)-(f) This Amendment is being filed by Bradley T. MacDonald,
          CEO of HealthRite, Inc. Mr. MacDonald's principal address is 11445 Cronhill Drive, Owings Mills, MD. Mr. MacDonald is a citizen of the United States of America, and during the last five years has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) been a party to a civil proceeding and as a result was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate purchase price of the additional shares of common stock purchased by Mr. MacDonald was $42,500 and was purchased in a cash transaction using personal funds.

          Item 4. PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by the addition of the following:

          The Securities covered by this Amendment were purchased for private investment purposes only and will be disposed of in any manner permitted by applicable securities laws.

          Item 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended by the addition of the following:

          (a) As of the close of business on January 19, 2000, Mr. MacDonald beneficially owned 719,882 Shares, representing thirteen percent (13%) of the 5,524,531 Shares reported as issued and outstanding as of September 30, 1999.

          (b) Mr. MacDonald has sole voting power with regard to 504,882 of the shares of common stock reported in this Amendment as beneficially owned.

          (c) Mr. MacDonald has not effected any transactions in the common stock of HealthRite, Inc. within the past 60 days.

          Item 6. A proxy agreement by and among the management of HealthRite, Inc. and the owners of 755,700 shares of common stock of HealthRite, Inc. sold in a private placement in July 28, 1998, 1999, provides that the management of HealthRite, Inc. has the power to vote the shares in any and all instances for a period of two years from the date of purchase of the common stock or until the shares are sold to a


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          a subsequent investor. Mr. MacDonald in his capacity as the CEO of
          HealthRite, Inc. is the "de facto" holder of the proxy rights.

          Item 7. Exhibit A Subscription Agreement/Proxy Agreement dated June 24, 1999



                                                /s/ BRADLEY T. MACDONALD
                                            ---------------------------------
                                                    Bradley T. MacDonald


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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Dated: February 25, 2000



                                                 By: /s/ BRADLEY T. MACDONALD
                                                    ----------------------------
                                                     Bradley T. MacDonald
                                                     CEO & Chairman of the Board


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                                                                       EXHIBIT A



                    CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

                         800,000 SHARES OF COMMON STOCK

                                HEALTHRITE, INC.
                            (a Delaware Corporation)

                 THESE ARE SPECULATIVE SECURITIES AND INVOLVE A
                               HIGH DEGREE OF RISK
                              (See "RISK FACTORS")

     HealthRite, Inc., a Delaware corporation (The "Company") is offering for sale, solely to a limited number of accredited investors, 880,000 shares of the Company's Common Stock (the "Common Stock") par value $0.001 per share, at a price of $1.25 per share ("Share"). For further information concerning the Common Stock, see "The Offering".

     The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol HLRT; the closing bid price of the Common Stock on June 24, 1998 was $1.63.

     THE OFFERING OF THE UNITS IS BEING MADE IN RELAIANCE UPON THE AVAILABITY OF AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF THE SECURITIES ACT OF 1933. AS AMENDED, BY VIRTUE OF THE COMPANY'S INTENDED COMPLIANCE WITH THE PROVISIONS OF SECTIONS 4(2) AND RULES 506 OF REGULATION D UNDER SUCH ACT. ACCORDING, SOLICITATION OF OFFERS OR SALES SHALL NOT BE MADE TO ANY PERSON UNLESS THE COMPANY HAS REASONABLE GROUNDS TO BELIEVE, AND DOES BELIEVE, IMMEDIATELY PRIOR TO MAKING SUCH SALE, THAT SUCH PERSON EITHER ALONE OR TOGETHER WITH ONE OR MORE OF HIS PURCHASE REPRESENTATIVES (IF ANY), HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT HE IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE UNITS DESCRIBED IN THIS MEMORANDUM. SEE "TERMS OF THE OFFERING." THERE ARE RESTRICTIONS ON THE TRANSFER OF THE UNITS.



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                              TERMS OF THE OFFERING

GENERAL

     Up to 880,000 Shares of Common Stock, at a price of $1.25 per Share are being offered to qualified "Accredited Investors," as that term is defined in Regulation D and Rule 501 promulgated under the Securities Act. Subscriptions to the Company will be received and deposited in escrow with the American Bank of the Lehigh Valley as Escrow Agent for HealthRite, Inc. (the "Escrow Account"). If by July 10, 1998, the Offering is not fully subscribed, the Company reserves the right to either extend the Offering, or all subscriptions will be returned terminated. This Offering will remain open until July 10, 1998. If all 880,000 Shares have been subscribed for prior to July 10, 1998, all the proceeds then being held in the Escrow Account will be released to the Company. In no event will the Offering continue after July 1, 1998. The Company reserves the right to reject any subscription, to accept one subscription over another, and to allocate available shares among subscribers as it deems appropriate.

SUBSCRIPTION PAYMENTS

     The purchase price of shares subscribed for must be paid for by check or wire transfer. The minimum investment per investor is five thousand (5,000) Shares, although the Company may, in its discretion, accept subscriptions for fewer than five thousand Shares. 5,000 Shares in the Company's Common Stock are priced at $6.250, which does not include $250 paid by the Company to the Subscriber for the voting rights, an irrevocable proxy coupled with an interest.

RESTRICTIONS ON TRANSFERABILITY

     The securities described herein are (1) subject to Lock-Up Agreements restricting the sale or transfer of the securities for 12 months following the date of the proposed private placement, (2) not registered under the Securities Act or the securities laws of any state, and (3) are being offered and sold in reliance upon exemptions from the registration provisions of federal and state securities laws. Investors purchasing such securities will, therefore, not be able to resell or otherwise transfer such securities in the absence of registration under the Securities Act or unless an exemption from the registration requirements thereof is available. Additionally, all applicable state laws requiring registration or qualification must also be satisfied before any resale or transfer of the securities is permitted. The Company has no obligation to register, qualify, or otherwise assist an investor in registering or qualifying the securities described herein for sale, or to obtain or establish an exemption from applicable registration or qualification requirements. See "NO REGISTRATION RIGHTS."


IRREVOCABLE PROXY RIGHTS

     The company shall convey a duly executed irrevocable proxy for two (2) years, coupled with an interest of five ($.05) cents per share of Common Stock. (See page 11 of the "Subscription Agreement"). The Company's irrevocable proxy rights will terminate at the earlier


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of either 2 years or upon the sale or transfer of the Common Stock by the
Offeree. A restrictive legend for the duly executed irrevocable proxy will not be placed on the certificate.

INVESTOR SUITABILITY STANDARDS

     An investment in the Units is suitable only for sophisticated investors who understand and are economically capable of accepting the risks associated with a speculative investment, including a complete loss of such investment. The Company will sell the shares only to investors who can represent that they are an "Accredited Investor" within the meaning prescribed by Securities and Exchange Commission Regulation D and Rule 501 promulgated under the Securities Act.

     Each investor will be required to represent that the investment is suitable for him, that he is purchasing the shares for investment and not with a view to the distribution or resale, and that he is purchasing the shares for his own account and not for the account of others. The Company may require additional information with respect to any subscriber. Subscription information will be used by the Company to determine whether or not to accept subscriptions and will be kept confidential and not disclosed except to counsel, the Placement Agent and, if required, to governmental and regulatory authorities. The Company reserves the right, in its sole discretion, to reject any subscription.

PLAN OF DISTRIBUTION

     The Placement Agent is offering the securities described herein on a "best efforts" basis. The Placement Agent will receive a fee equal to 6% of the aggregate gross proceeds of this Offering plus three year warrants to purchase 50,000 HLRT shares at the same price per share as that paid by investors in this Offering. The Company has agreed to indemnify the Placement Agent and certain other persons with respect to certain liabilities, including claims, expenses and liabilities arising, from the Offering. The Company will also pay all other expenses of the Offering, including legal and accounting fees and expenses.

FURTHER INFORMATION

     At their request, prospective investors will have the opportunity to meet with and ask questions of the Officers and Directors of the Company concerning the Company, its operations and the terms and conditions of the Offering. The Company will provide prospective investors with such further information as they may reasonably request to supplement the information contained in this Memorandum. All such additional information is considered confidential and proprietary information of the Company and is subject to the confidentiality restrictions applicable to the Memorandum. Prospective investors are urged to avail themselves of this opportunity. See "INDEPENDENT EVALUATION."



NO REGISTRATION RIGHTS

     The Company will not effect the registration of the Notes or the Common Stock included in the securities under the Securities Act or under the securities laws of any state. Further, the


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investors in the securities shall have no demand or "piggyback" registration rights. Investors purchasing the securities in this Offering will not be able to resell or otherwise transfer such securities in the absence of an available exemption from the registration requirements of the Securities Act. Additionally, applicable state laws requiring registration or qualification of the securities sold in this Offering must be satisfied before any resale or transfer is permitted. The Company has no obligation to register, qualify or otherwise assist any investor in registering or qualifying the securities described herein for sale or obtaining or establishing an exemption from applicable registration or qualification requirements.